Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Bailye John E.	2. Issuer Name and Ticker or Trading Symbol Dendrite International, Inc. (“DRTE”) Nasdaq National Market		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Dendrite International, Inc. 1200 Mount Kemble Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002
(Street) Morristown New Jersey 07960		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							13,012	I	401(k)(1)
Common Stock							2,746,437	D
Common Stock							606,905	I	(2)
Common Stock							71,000	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)	11. Nature of Indirect Beneficial Ownership(Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to Purchase Common Stock	$12.01	2/6/02		A	100,000		(4)	2/6/12	Common Stock	100,000	$0.00	100,000	D
												724,519(4)(5)	D
Explanation of Responses:

(1)     Such amount represents the balance of shares held by Mr. Bailye pursuant to the Issuer’s 401(k) plan as of December 31, 2002.

(2)     These shares are held by Carinya Holding Company (“Carinya”). Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye’s wife and trusts for the benefit of each of their two minor children, as general partners. The trustees of such trusts are Mr. Bailye’s parents and Mrs. Bailye’s parents, respectively, as general partners.
         Mr. Bailye disclaims benefical ownership of the shares owned of record by Carinya, except to the extent of the two 10% partners’ interests therein owned by Mr. Bailye and his spouse, respectively.

(3)     These shares are held by the Bailye Family Foundation (the “Foundation”). The Foundation is a trust established exclusively to provide financial support for charitable organizations which are intended to be tax-exempt institutions under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Mr. Bailye and his spouse constitute two of the three trustees of the Foundation.

(4)     Such options generally become exercisable as follows:  25% on the first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis for the three years thereafter.

(5)     Such amount represents the aggregate number of options held by Mr. Bailye pursuant to various option grants.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	CHRISTINE A. PELLIZZARI Christine A. Pellizzari, Attorney-in-Fact	February 13, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.
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